Exhibit 99.5

WESTERN WIND ENERGY CORP.

1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S  R E L E A S E

July 25, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 30,207,451

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

WESTERN WIND ENERGY CORP. ANNOUNCES FILING OF FINAL SHORT FORM PROSPECTUS AND CONVERSION OF SPECIAL WARRANTS

Western Wind Energy Corp. (“ Western Wind” or the “Company”) announces that it has filed its final short form prospectus dated July 24, 2008 (the “Prospectus”), and has obtained a receipt dated July 24, 2008 for the Prospectus from the securities commissions in each of the provinces of British Columbia, Alberta and Ontario. The Prospectus qualifies the distribution of the 6,315,000 common shares (the “Common Shares”) and the 3,157,500 common share purchase warrants (the “Warrants”) of the Company issuable upon the conversion of the 6,315,800 outstanding special warrants (the “Special Warrants”) of the Company issued on June 20, 2008 (the “Offering”). The Prospectus also qualifies the issuance of brokers’ warrants (the “Brokers’ Warrants”), which entitle the agents in the Offering, Loewen Ondaatje McCutcheon Limited and Clarus Securities Inc., to acquire up to 442,107 Common Shares and 221,053 Warrants to be issued upon exercise of the 442,107 Brokers’ Warrants. The Brokers’ Warrants will be issued upon deemed exercise of special brokers’ warrants (the “Special Brokers’ Warrants”), which were issued as part of the agent’s compensation pursuant to the Offering.

The Special Warrants will be deemed to be exercised just prior to 4:00 p.m. (Toronto time) on July 31, 2008, without any action or further payment required on the part of the holder. Holders wishing to exercise their Special Warrants prior to their deemed exercise may do so by completing the exercise form attached to their Special Warrant certificate and returning it, together with their Special Warrant certificate, to Pacific Corporate Trust Company at its principal office at 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9.

Each Special Warrant entitles the holder thereof to acquire one (1) Common Share and one-half (1/2) of one Warrant. Certificates for Common Shares and Warrants issuable to the holders of the Special Warrants will be delivered following the exercise or deemed exercise of the Special Warrants pursuant to the registration and delivery instructions provided in the Special Warrant certificate.

Western Wind is in the business of acquiring land sites, capital and technology for the production of electricity from renewable sources. Western Wind conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

Claus Andrup

DIRECTOR

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. Certain statements included herein are "forward-looking statements" as defined by securities regulatory authorities and legislation in Canada and the United States. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company on SEDAR and with the Securities and Exchange Commission.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.